Exhibit 21.1 - List of Subsidiaries

Company Name	Percentage Owned	State/Jurisdiction of Incorporation

Pacific Industry Holding Group Co. Ltd.	100% by Entech Environmental Technologies, Inc.	Republic of Vanuatu

Shaanxi Tianren Organic Food Co., Ltd.	99% by Pacific Industry Holding Group Co. Ltd.	People’s Republic of China

Xi’an Tianren	91.15% by Shaanxi Tianren Organic Food Co., Ltd.	People’s Republic of China

Jingyang subsidiary	100% by Shaanxi Tianren Organic Food Co., Ltd.	People’s Republic of China

Zhouzhi subsidiary	100% by Xi’an Tianren	People’s Republic of China